UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____July 7, 2005_________________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 1, 2005

Item 3: Press Release

A Press release dated and issued June 1, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Vancouver, BC, June 1, 2005 - Further to the announcement dated May 17, 2005, CanAlaska Ventures Ltd. (CVV - TSX.V; OTCBB - CVVLF) is pleased to provide the following update on the summer 2005 uranium exploration program on the Company's properties in the Athabasca Basin.

A base camp is currently being constructed for the North East project, the first area of the Company's substantial Athabasca holdings targeted for ground exploration.  The first of two 12-member crews is currently being mobilized for fieldwork, which is set to commence next week.

The next area targeted for ground exploration is the Helmer Project, located on the northern edge of the Athabasca Basin. The second 12-member crew has been assembled and is slated to mobilize for fieldwork in the next two weeks.

In the meantime, CanAlaska is also continuing with the processing and interpretation of the data from the airborne surveys completed on the West McArthur, Moon, Helmer, and Lake Athabasca projects to further delineate targets for ground exploration.

Detailed airborne surveys in all these areas have identified several high priority anomalous zones.

The extensive Lake Athabasca Property in particular, which is located within Lake Athabasca on the central northern edge of the Athabasca Basin, 35 km south of Uranium City shows several prospective anomalous zones.  In the area north of the lake, there are numerous uranium showings which trend to the south.  Within the property these are overlain by Athabasca sandstone, but mostly covered by water.  Previous airborne surveys, dating back to the 1970s, were severely limited over lakes because of the lack of penetrating power and the effect of lake bottom sediments.  CanAlaska has contracted GeoTech Ltd. to use its state of the art VTEM (Versatile Time-Domain ElectroMagnetics) survey equipment, which is capable of detecting conductive targets through the extensive lake and sediment cover.

The Athabasca Basin is host to Cigar Lake and McArthur River, two of the world's largest and highest grade uranium deposits in the world.  The region accounts for 32% of the world's uranium supply, a figure which is expected to increase significantly by the end of the decade.  The Company believes that the potential for new discoveries is quite high, and Peter Dasler, President, has noted that "the results of our initial airborne surveys have produced targets which support this potential".

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,500,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 1, 2005________________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 10, 2005

Item 3: Press Release

A Press release dated and issued June 10, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Vancouver, BC, June 10, 2005 - CanAlaska Ventures Ltd. is pleased to report the receipt of claim certificates for a further 26,395 hectares (65,222 acres) of mineral claims in the areas immediately south and west of the Crackingstone Peninsula in the Uranium City area.  These claims were staked by the Company immediately after the completion of the VTEM airborne electromagnetic survey, and represent what the Company believes to be highly prospective properties for uranium exploration within the Athabasca Basin of Northern Saskatchewan.

Highlights:

  Over 65,000 additional acres staked

  Athabasca land position now 1,658,000 acres

  Multiple conductive and magnetic targets beneath Lake Athabasca

  Unconformity depth from 0 to about 500 metres

  Extensive uranium mineralization in basement immediately to north of Athabasca contact

  Known High Grade "Stewart Island" uranium target on land adjacent to conductive zones

  Favorable environment for unconformity-style uranium mineralization

The Company previously reported the identification of significant geological features which were identified by the modern VTEM survey, (see NR May 17 2005) and is now pleased to provide images of the zones of interest. The longest conductive zone extends for some 20 kilometres on the property. It underlies water in a deep trench adjacent to Stewart Island where a small but very high grade uranium deposit is hosted by Athabasca sandstone near its unconformable contact with underlying basement rocks  These magnetic and electromagnetic images are available on the Company website (www.canalaska.com).

CanAlaska is now planning for additional airborne surveys in the area, as well as lake based surveys.  Historical airborne surveys were only able to identify portions of some of the stronger geophysical targets.  In the past, lake bottom radiometric surveys were supported by diving teams, in an attempt to define the position of drillable targets.  CanAlaska's new survey data allows the Company to pinpoint targets for immediate follow-up.  Of particular interest is the close proximity of the targets to the previously known, but enigmatic, sandstone hosted uranium deposit on Steward Island.  The Company is anticipating that the structures defined by the new airborne survey will lead to other uranium mineralization within the immediate area.

Other Activity

CanAlaska is very active with its exploration efforts, and is continuing to contract airborne surveys on its 100% owned project areas.

The Company has assembled two fifteen person technical crews for ground field work, the first of which has now commenced fieldwork on the North East Project.  The Company has been informed of initial success by the field crews with the identification of radioactive boulder trains in the area with samples reporting up to 10,000 cps.

The deep penetrating MEGATEM II surveys carried out in December 2004 over the West McArthur River Property have also identified previously unknown and significant conductors in four separate areas. The Company's consultant, S.J. Geophysics, is completing detailed geophysical modeling in preparation for imminent field work on this property.  Similar modeling is being carried out on the nearby Moon Property, and the Helmer Property to the northwest.  In all areas detailed airborne surveys have identified high priority anomalous zones.

The Company is also continuing to review and discuss uranium exploration and development targets in other favorable situations.

About the Athabasca Basin

The Athabasca Basin is host to Cigar Lake and McArthur River, two of the world's largest and highest grade uranium deposits in the world.  The region accounts for 32% of the world's uranium supply, a figure which is expected to increase significantly by the end of the decade.  The Company believes that the potential for new discoveries is quite high, and Peter Dasler, President, has noted that "the results of our initial airborne surveys have produced targets which support this potential".

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,650,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 10, 2005________________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

June 21, 2005

Item 3: Press Release

A Press release dated and issued June 21, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Vancouver, BC -June 21, 2005.  CanAlaska Ventures Ltd. (the "Company") announces a non-brokered private placement of up to 3,000,000 flow-through common shares at a price of $0.32 per common share for gross proceeds of up to $960,000.  A finder's fee of up to 7% may be paid in cash or shares.  The proceeds of the private placement will be used for the exploration of the Company's current Canadian projects.  The foregoing is subject to regulatory approval.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,650,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.  The Company has currently flown modern airborne surveys on four projects within the Athabasca Basin and is planning additional surveys.

The Company is currently operating from two camps within the Athabasca Basin with over 30 personnel in the field defining initial targets.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____June 21, 2005________________

Date

"Taryn Downing"

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB - CVVLF

                                                               Toll Free 1.800.667.1870

www.canalaska.com

                                                                 News Release

CanAlaska Mobilizes Field Crews

Athabasca Basin, Saskatchewan, North East Project Area

Vancouver, BC, June 1, 2005 - Further to the announcement dated May 17, 2005, CanAlaska Ventures Ltd. (CVV - TSX.V; OTCBB - CVVLF) is pleased to provide the following update on the summer 2005 uranium exploration program on the Company's properties in the Athabasca Basin.

A base camp is currently being constructed for the North East project, the first area of the Company's substantial Athabasca holdings targeted for ground exploration.  The first of two 12-member crews is currently being mobilized for fieldwork, which is set to commence next week.

The next area targeted for ground exploration is the Helmer Project, located on the northern edge of the Athabasca Basin. The second 12-member crew has been assembled and is slated to mobilize for fieldwork in the next two weeks.

In the meantime, CanAlaska is also continuing with the processing and interpretation of the data from the airborne surveys completed on the West McArthur, Moon, Helmer, and Lake Athabasca projects to further delineate targets for ground exploration.

Detailed airborne surveys in all these areas have identified several high priority anomalous zones.

The extensive Lake Athabasca Property in particular, which is located within Lake Athabasca on the central northern edge of the Athabasca Basin, 35 km south of Uranium City shows several prospective anomalous zones.  In the area north of the lake, there are numerous uranium showings which trend to the south.  Within the property these are overlain by Athabasca sandstone, but mostly covered by water.  Previous airborne surveys, dating back to the 1970s, were severely limited over lakes because of the lack of penetrating power and the effect of lake bottom sediments.  CanAlaska has contracted GeoTech Ltd. to use its state of the art VTEM (Versatile Time-Domain ElectroMagnetics) survey equipment, which is capable of detecting conductive targets through the extensive lake and sediment cover.

The Athabasca Basin is host to Cigar Lake and McArthur River, two of the world's largest and highest grade uranium deposits in the world.  The region accounts for 32% of the world's uranium supply, a figure which is expected to increase significantly by the end of the decade.  The Company believes that the potential for new discoveries is quite high, and Peter Dasler, President, has noted that "the results of our initial airborne surveys have produced targets which support this potential".

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,500,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.

On behalf of the Board of Directors

Peter Dasler

President, CanAlaska Ventures Ltd.

Investor Contact

Peter Dasler, President

1.800.667.1870

ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP#137089108.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

                                                            Toll Free 1.800.667.1870

www.canalaska.com

CANALASKA INCREASES LAND POSITION TO 1,658,000 ACRES

Airborne Targets Lead to New Staking

North Athabasca Basin

FOR IMMEDIATE RELEASE

                                         News Release

Vancouver, BC, June 10, 2005 - CanAlaska Ventures Ltd. is pleased to report the receipt of claim certificates for a further 26,395 hectares (65,222 acres) of mineral claims in the areas immediately south and west of the Crackingstone Peninsula in the Uranium City area.  These claims were staked by the Company immediately after the completion of the VTEM airborne electromagnetic survey, and represent what the Company believes to be highly prospective properties for uranium exploration within the Athabasca Basin of Northern Saskatchewan.

Highlights:

  Over 65,000 additional acres staked

  Athabasca land position now 1,658,000 acres

  Multiple conductive and magnetic targets beneath Lake Athabasca

  Unconformity depth from 0 to about 500 metres

  Extensive uranium mineralization in basement immediately to north of Athabasca contact

  Known High Grade "Stewart Island" uranium target on land adjacent to conductive zones

  Favorable environment for unconformity-style uranium mineralization

The Company previously reported the identification of significant geological features which were identified by the modern VTEM survey, (see NR May 17 2005) and is now pleased to provide images of the zones of interest. The longest conductive zone extends for some 20 kilometres on the property. It underlies water in a deep trench adjacent to Stewart Island where a small but very high grade uranium deposit is hosted by Athabasca sandstone near its unconformable contact with underlying basement rocks  These magnetic and electromagnetic images are available on the Company website (www.canalaska.com).

CanAlaska is now planning for additional airborne surveys in the area, as well as lake based surveys.  Historical airborne surveys were only able to identify portions of some of the stronger geophysical targets.  In the past, lake bottom radiometric surveys were supported by diving teams, in an attempt to define the position of drillable targets.  CanAlaska's new survey data allows the Company to pinpoint targets for immediate follow-up.  Of particular interest is the close proximity of the targets to the previously known, but enigmatic, sandstone hosted uranium deposit on Steward Island.  The Company is anticipating that the structures defined by the new airborne survey will lead to other uranium mineralization within the immediate area.

News Release

June 10, 2005

Other Activity

CanAlaska is very active with its exploration efforts, and is continuing to contract airborne surveys on its 100% owned project areas.

The Company has assembled two fifteen person technical crews for ground field work, the first of which has now commenced fieldwork on the North East Project.  The Company has been informed of initial success by the field crews with the identification of radioactive boulder trains in the area with samples reporting up to 10,000 cps.

The deep penetrating MEGATEM II surveys carried out in December 2004 over the West McArthur River Property have also identified previously unknown and significant conductors in four separate areas. The Company's consultant, S.J. Geophysics, is completing detailed geophysical modeling in preparation for imminent field work on this property.  Similar modeling is being carried out on the nearby Moon Property, and the Helmer Property to the northwest.  In all areas detailed airborne surveys have identified high priority anomalous zones.

The Company is also continuing to review and discuss uranium exploration and development targets in other favorable situations.

About the Athabasca Basin

The Athabasca Basin is host to Cigar Lake and McArthur River, two of the world's largest and highest grade uranium deposits in the world.  The region accounts for 32% of the world's uranium supply, a figure which is expected to increase significantly by the end of the decade.  The Company believes that the potential for new discoveries is quite high, and Peter Dasler, President, has noted that "the results of our initial airborne surveys have produced targets which support this potential".

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,650,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.

On behalf of the Board of Directors

Peter Dasler, President

Investor Contact:

Peter Dasler, President

Tel: 604.685.1870

1-800-667-1870

Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 10, 2005

Location Map
Project Area
Athabasca Basin
NEW CLAIMS
Gunnar Uranium Mine
Stewart Island
Uranium City
MAPPED LIMIT OF ATHABASCA BASIN
Athabasca Basin
New CanAlaska Claims
CanAlaska Claims Outline
Lakes
Rivers
Uranium Deposits
Past Producing Uranium Mine
Other Uranium Showings
CanAlaska Ventures Ltd.
N
W
E
S
CANALASKA VENTURES LTD.
Lake Athabasca Uranium Project
Regional Vertical Magnetic Gradient
Scale 1:220,000
Kilometers

-109°5'
-109°
-108°55'
-108°50'
270000
275000
280000
285000
Stewart Island
New CanAlaska Claims
CanAlaska Claims Outline
Lakes
Rivers
Uranium Deposits
Past Producing Uranium Mine
Other Uranium Showings
N
S
E
W
Location Map
Project Area
Athabasca Basin
CanAlaska
Ventures Ltd.
CANALASKA VENTURES LTD.
Lake Athabasca Uranium Project
Electomagnetic Survey
Scale 1:45,000
Kilometers

News Release

June 10, 2005

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

                                                                                Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

News Release

Non-Brokered Private Placement

Vancouver, BC -June 21, 2005.  CanAlaska Ventures Ltd. (the "Company") announces a non-brokered private placement of up to 3,000,000 flow-through common shares at a price of $0.32 per common share for gross proceeds of up to $960,000.  A finder's fee of up to 7% may be paid in cash or shares.  The proceeds of the private placement will be used for the exploration of the Company's current Canadian projects.  The foregoing is subject to regulatory approval.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in the Athabasca Basin of Saskatchewan, Canada, where the company has recently assembled a large land package of over 1,650,000 acres.  CanAlaska holds one of the largest uranium exploration portfolios in the region.  The Company has currently flown modern airborne surveys on four projects within the Athabasca Basin and is planning additional surveys.

The Company is currently operating from two camps within the Athabasca Basin with over 30 personnel in the field defining initial targets.

On behalf of the Board of Directors

Peter Dasler, P.Geo

President and CEO

Investor Contact:

Peter Dasler, President

Tel: 604.685.1870

1-800-667-1870

Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.